                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

         [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                         COMMISSION FILE NUMBER 1-12082

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
                            C/O HANOVER DIRECT, INC.
                                 115 RIVER ROAD
                           EDGEWATER, NEW JERSEY 07020

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              HANOVER DIRECT, INC.
                                 115 RIVER ROAD
                           EDGEWATER, NEW JERSEY 07020

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of
Hanover Direct, Inc. Savings and Retirement Plan:

We have audited the accompanying Statements of Net Assets Available for Benefits of the Hanover Direct, Inc. Savings and Retirement Plan (the Plan) as of December 31, 2003 and 2002, and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, line 4(i) -- Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

New York, New York
June 24, 2004

                          HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

                  Statements of Net Assets Available for Benefits
                            December 31, 2003 and 2002


                                                          2003            2002
                                                      -----------     -----------
Assets:
 Investments (note 3):
   Common and collective trust fund                   $ 5,321,677     $ 5,301,271
   Mutual funds                                        17,906,943      12,927,524
   Investment in Hanover Direct, Inc.
      Common Stock                                        214,505         189,156
   Plan participant loans receivable                      501,706         585,973
                                                      -----------     -----------
                Total investments                      23,944,831      19,003,924
   Contribution Receivable                                    449              --
                                                      -----------     -----------
                Net assets available for benefits      23,945,280      19,003,924
                                                      ===========     ===========


             See accompanying notes to financial statements.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2003

                                                                 PLAN
                                                                 TOTAL
                                                              -----------
Additions:
   Net appreciation in fair value of investments (note 3)     $ 4,115,844
   Dividend income                                                431,844
   Interest from participant loans                                 34,227
                                                              -----------
                    Net investment income                       4,581,915
   Contributions:
       Participants                                             1,999,751
       Hanover Direct, Inc. and subsidiaries                      510,255
                                                              -----------
                     Total additions                            7,091,921
                                                              -----------
Deductions:
   Benefits paid to participants                                2,141,459
   Administrative expenses                                          9,106
                                                              -----------
                    Total deductions                            2,150,565
                                                              -----------
                    Net increase                                4,941,356
Net assets available for benefits:
   Beginning of the year                                       19,003,924
                                                              -----------
   End of the year                                            $23,945,280
                                                              ===========



         See accompanying notes to financial statements.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(1)  DESCRIPTION OF PLAN

The Hanover Direct, Inc. Savings and Retirement Plan (the "Plan") commenced April 1, 1983. The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Participation in the Plan is available to all Eligible Employees of Hanover Direct, Inc. and its subsidiaries (the "Company") that have attained the age of 21 and have credit for at least six months of service (1,000 hours). Eligible Employee does not include anyone subject to a collective bargaining agreement, independent contractor, or a leased employee. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Participants whose annual base salary is under $90,000 may make pre-tax contributions of up to 20% of their total annual compensation ("Employee Contribution"), up to a maximum of $12,000 in 2003, plus an additional $2,000 more for catch up contributions if they are over 50 years old. The Company matches one-third of these pretax contributions up to 6% of participant's total annual compensation ("Employer Contribution"). The participants have the right to allocate contributions (Employee and Employer) among any combination of ("TRP"), as well as a Hanover Direct, Inc. Stock Fund.

A participant whose total annual compensation is in excess of $90,000 is a highly compensated employee ("HCE"), as defined by the Internal Revenue Code
(IRC), and is limited to pre-tax contributions of 5% of his or her total annual compensation, up to a maximum compensation limit of $200,000. The Company matches one-third of these contributions up to 6% of a participant's maximum compensation limit.

A participant will fully vest in the account value of the Employer's Contribution upon the earlier of: the completion of three calendar years of vesting service, retirement or termination after reaching age 65, death while an employee, retirement due to permanent disability, or upon termination of the Plan by the Company. Employee contributions vest immediately. A participant may elect to withdraw from his or her voluntary contribution account an amount not to exceed the participant's vested account value. Forfeitures by reason of termination, withdrawal or lapse of participation are used to reduce the Employer's Contributions. Nonvested forfeitures were $37,960 and $32,533 at December 31, 2003 and 2002, respectively. In 2003, employer contributions were not reduced from forfeited restricted accounts.

Participants are allowed to take out loans ranging from a minimum of $500 up to the lesser of 50% of their individual vested account balance or $50,000. The loans can be

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002


for a period of up to five years and bear a fixed rate of interest of the prime rate plus one percent, determined at the time of the loan issuance. For a loan to purchase a primary residence, an individual must borrow a minimum of $2,500, and may take up to 30 years to repay the loan. Each participant can have only one loan outstanding at any one time and the loan can be repaid before the end of the original term.

 The Plan is administered by the Administrative Committee (the "Committee"), which is comprised of five persons who serve at the sole discretion of the Company's Board of Directors without compensation from the Plan. The Committee has general authority to control and manage the operation and administration of the Plan, including authority to appoint and remove trustees and to adopt rules interpreting or implementing the Plan.

Direct administrative costs of the Plan that were borne by the Company were $27,274 in 2003.

Each participant's account is credited with participant and Company contributions and Plan earnings. Participant accounts are stated at market value at the end of each business day.

(2)  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

INVESTMENT VALUATION AND INCOME RECOGNITION

Company Stock and mutual funds are stated at market value as determined by reference to published market data. Purchases and sales of securities are recorded on a trade date basis, and interest is recorded on the accrual basis. Realized gains and losses from security transactions are reported using the moving weighted average method. Dividend income is recorded on the ex-dividend date. The Stable Value Fund is stated at cost, which approximates market. Participants' loans are valued at their outstanding balances, which approximate fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

BENEFIT PAYMENTS

Benefit payments are recorded when paid.

(3)  INVESTMENTS

The Plan's participants are given the option to invest in thirteen mutual funds and a common and collective trust fund, in addition to the Company's Stock Fund. These funds are as follows: the Stable Value Fund is a common trust fund which invests in investment contracts selected by T. Rowe Price ("TRP"), the trustee and recordkeeper for the Plan. The Spectrum Income Fund seeks a high level of current income combined with moderate share price fluctuation by investing primarily in domestic bond funds and two foreign bond funds. It may allocate up to 25% of its assets to a stock fund. The Spectrum Growth Fund seeks long-term capital appreciation and growth of income, with current income as a secondary objective. It invests primarily in domestic stock funds and also in a foreign stock fund. The New Horizons Fund provides long-term capital growth by investing primarily in common stocks of small, rapidly growing companies. The Mid-Cap Growth Fund provides long-term capital appreciation by investing in companies with superior earnings growth potential that are no longer considered new or emerging but may still be in the dynamic phase of their life cycles. The International Stock Fund seeks to provide capital appreciation through investments in well-established non-U.S. companies. The Equity Index 500 Fund seeks to match the total return of the Standard & Poor's(R) 500 Composite Stock Index ("S&P 500"). The Blue Chip Growth Fund seeks to provide long-term capital growth, with income as a secondary objective. It invests primarily in common stocks of large and medium-sized blue chip companies that have the potential for above-average growth in earnings and are well established in their respective industries. The PIMCO Total Return Fund, Admin Shares is a core bond fund that seeks maximum total return - income plus capital appreciation. It invests in a diversified portfolio of fixed income securities with an average duration of 3-6 years. The Retirement Income Fund seeks the highest total return over time consistent with an emphasis on both capital growth and income. It invests in a diversified portfolio initially consisting of about 60% stocks and 40% bonds. The Retirement 2010 Fund seeks the highest total return over time consistent with an emphasis on both capital growth and income. It invests in a diversified portfolio initially consisting of about 67% stocks and 33% bonds. Over time, the fund's allocation to bonds, particularly short-term bonds, will increase. Approximately five years after its stated retirement date, this fund will convert into the Retirement Income Fund. The Retirement 2020 Fund seeks the highest total return over time consistent with an emphasis on both capital growth and income. It invests in a diversified portfolio initially consisting of about 79% stocks and 21% bonds. Over time, the fund's allocation to bonds will increase. Approximately five years after its stated retirement date, this fund will convert into the Retirement Income Fund. The Retirement 2030 Fund seeks the highest total return over time

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

consistent with an emphasis on both capital growth and income. It invests in a diversified portfolio initially consisting of about 90% stocks and 10% bonds for several years. Over time, the fund's allocation to bonds will increase. Approximately five years after its stated retirement date, this fund will convert into the Retirement Income Fund. The Retirement 2040 Fund seeks the highest total return over time consistent with an emphasis on both capital growth and income. It invests in a diversified portfolio initially consisting of about 90% stocks and 10% bonds for a substantial number of years. Over time, the fund's allocation to bonds will increase. Approximately five years after its stated retirement date, this fund will convert into the Retirement Income Fund.

The market value of the individual investments that represent 5% or more of the Plan's total net assets available for benefits as of December 31, 2003 and 2002 were as follows:

                                           2003           2002
                                        ----------     ----------
T. Rowe Price Spectrum Growth Fund      $4,872,681     $3,850,287
T. Rowe Price Stable Value Fund          5,321,677      5,301,271
T. Rowe Price New Horizons Fund          2,999,873      1,997,927
T. Rowe Price Spectrum Income Fund       2,745,939      2,430,729
T. Rowe Price Mid-Cap Growth Fund        2,421,185      1,500,962
T. Rowe Price Blue Chip Growth Fund      1,955,029      1,335,065
T. Rowe Price Equity Index 500 Fund      1,834,333      1,217,729


During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $4,115,844 as follows:

Mutual Funds        $4,090,977
Common Stock            24,867
                    ----------
                    $4,115,844
                    ==========

(4) PLAN TERMINATION

The Plan may be terminated at any time at the Company's sole discretion subject to the provisions of ERISA. Upon termination, contributions by the Company and participants cease and all Company contributions, which had been credited to each participant's account, become fully vested. At this time, the Company has not expressed any intention to terminate the Plan.

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN

                          Notes to Financial Statements

                           December 31, 2003 and 2002

(5) TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan, as of June 5, 2002, is qualified under Section 401(a) of the IRC and, accordingly, is exempt from federal income taxes. The Plan's administrator and the Plan's tax counsel believe that the Plan conforms to ERISA requirements and continues to qualify as tax exempt under the Internal Revenue Code.

The Company identified certain operational omissions with respect to the Plan and has submitted an application to the IRS under the Voluntary Correction of Operational Failures Program (VCO). The Company will pay all costs, taxes and penalties associated with the VCO program. The Plan's management and management of the Company expect that the final outcome of the VCO program will not have a material effect on the Plan's financial statements.

 (6)  RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by TRP. TRP is the trustee and the recordkeeper for the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for TRP's services were $9,106 for the year ended December 31, 2003. At the participants' instruction, contributions may be invested in common stock of the Company, a party-in-interest. As of December 31, 2003 and 2002, the Hanover Direct, Inc. Stock Fund held 975,025 and 995,558 shares, respectively, at corresponding market values of $214,505 and $189,156.

                                                                      SCHEDULE I

                HANOVER DIRECT, INC. SAVINGS AND RETIREMENT PLAN
        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
                                December 31, 2003


                                                           NUMBER OF       CURRENT
                    DESCRIPTION                             SHARES          VALUE
                    -----------                             ------          -----
Common and Collective Trust Fund
* T. Rowe Price Stable Value Fund                          5,321,677     $ 5,321,677

Mutual Funds
* T. Rowe Price Spectrum Income Fund                         233,300       2,745,939
* T. Rowe Price Spectrum Growth Fund                         329,235       4,872,681
* T. Rowe Price New Horizons Fund                            120,963       2,999,873
* T. Rowe Price Mid-Cap Growth Fund                           56,438       2,421,185
* T. Rowe Price International Stock Fund                      73,682         846,603
* T. Rowe Price Equity Index 500 Fund                         61,246       1,834,333
* T. Rowe Price Blue Chip Growth Fund                         68,718       1,955,029
* T. Rowe Price Retirement 2010 Fund                           1,173          15,131
* T. Rowe Price Retirement 2020 Fund                           3,843          51,695
* T. Rowe Price Retirement 2030 Fund                           2,456          33,912
* T. Rowe Price Retirement 2040 Fund                              42             582
* T. Rowe Price Retirement Income Fund                         1,780          20,821
* T. Rowe Price PIMCO Total Return Fund, Admin Shares         10,192         109,159

Common Stock
* Hanover Direct, Inc. Common Stock Fund                     975,025         214,505


  Participants' Loan Accounts (1)                                            501,706
                                                                         -----------
                                                                         $23,944,831
                                                                         ===========

* Represents party-in-interest. Hanover Direct, Inc. Common Stock par value is $.6667 per share.

(1) Terms of these loans generally range from 1 to 5 years (up to 30 years if used to purchase a primary residence) and bear interest at prime plus one percent. There were 186 loans outstanding bearing an average interest rate of 6.2% at December 31, 2003.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    HANOVER DIRECT, INC. SAVINGS AND
                                    RETIREMENT PLAN

                                    By: _/s/ Charles E. Blue__________________
                                        Name:  Charles E. Blue
                                        Title:  Chairman of the Administrative
                                                Committee

June 28, 2004

                                INDEX TO EXHIBITS

Exhibit
Number
_______

23          Consent of KPMG LLP